BUYERSONLINE.COM, INC.

                       1999 ANNUAL REPORT



                          OUR BUSINESS

     BuyersOnline.com, Inc., is a Delaware corporation engaged in the business of selling services and products to consumers and small businesses. In April 2000, we changed our name from BUI, Inc., to BuyersOnline.com, Inc., to reflect the expansion of our business into selling services and products over the Internet.

     The marketing strategy of BuyersOnline is based on a membership concept under which members of BuyersOnline are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. BuyersOnline uses the purchase power of its membership to negotiate lower prices from producers and resellers of the services and products. Lower pricing allows BuyersOnline to attract and retain members, and makes it possible for BuyersOnline to offer rebate incentive programs to its members for referring to BuyersOnline new prospective members.

     BuyersOnline offers services and products that are considered "essential", part of the monthly or annual budget of individuals, families, and small businesses. BuyersOnline believes consumers prefer to save money where they spend it most, on services and products they must consume or use each month and year. By becoming a member, a consumer or small business simply makes a choice on where to purchase essential services and products, not on whether to spend money on items outside its normal budget.

     We are now expanding our selection to include a broader range of consumer products and services, including clothing and accessories, books and music, health and beauty products, sports and recreation products, office supplies, toys and games, home and garden products, computer products, travel service, specialty food products, and specialty gift items. In the second half of 2000, BuyersOnline intends to launch its new web site that will enable members to purchase these products online and receive from BuyersOnline a rebate on each product and service purchase. Members will be able to save money not only on the essential goods and services offered, but also on discretionary purchases that are part of everyone's yearly spending.

     BuyersOnline has over 16,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by BuyersOnline. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership consists of small businesses and entrepreneurs who operate home-based businesses.

     We plan to launch an extensive nationwide advertising campaign this fall that is expected to attract new members to the new BuyersOnline.com web site. We will use the endorsements of national celebrities Dick Clark, Della Reese, and Marie Osmond in the campaign. They will carry BuyersOnline's messages to millions of potential members with nationwide television ads and "infomercials," half-hour paid advertising programs. We have completed production of an infomercial that is scheduled for test marketing in the later part of August.

     The advertising campaign also will focus on the most important aspect of our business, our members, who will offer testimonials supporting the benefits to consumers provided by BuyersOnline and its "Piece of the Pie" philosophy of providing incentive and customer rebates.

                   MARKET FOR OUR COMMON STOCK

     The common stock of BuyersOnline trades sporadically in the over-the-counter market. There was no trading market for the common stock prior to the first quarter of 1998. The following table sets forth for the respective periods indicated the prices of the common stock in the over-the-counter market, as reported and summarized on the OTC Bulletin Board. Such prices are based on inter-dealer bid and asked prices, without markup, markdown, commissions, or adjustments and may not represent actual transactions. In April 1999, BuyersOnline effected a 1-for-4 reverse split in the issued and outstanding common stock in connection with the change of its domicile to Delaware. All prices have been adjusted retroactively to reflect the reverse split.

Calendar Quarter          High Bid ($)           Low Bid ($)
Ended

March 31, 1998             12.00                  7.00
June 30, 1998              14.00                  6.00
September 30, 1998          9.00                  5.00
December 31, 1998           4.50                  2.00

March 31, 1999              4.25                  1.00
June 30, 1999               3.00                  3.00
September 30, 1999          2.88                  2.00
December 31, 1999           2.13                  1.13

     Since its inception, no dividends have been paid on the common stock. BuyersOnline intends to retain any earnings for use in its business activities, so it is not expected that any dividends on the common stock will be declared and paid in the foreseeable future. There is currently outstanding 2,000,000 shares of Series A Convertible Preferred Stock. Under the terms of this preferred stock, BuyersOnline can not make any distributions on its common stock without the approval of a majority of the preferred stock. At March 28, 2000, there were approximately 4,000 holders of record of the common stock.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                    AND RESULTS OF OPERATIONS

Overview

     BuyersOnline is engaged in the business of selling to consumers and small businesses services and products. The marketing strategy of BuyersOnline is based on a membership concept under which members of BuyersOnline are entitled to receive the services and products offered at lower prices than can be obtained elsewhere. BuyersOnline uses the purchasing power of its membership to negotiate lower prices or rebates from producers and resellers of the services and products. Lower pricing allows BuyersOnline to attract and retain members, and makes it possible for BuyersOnline to offer rebate incentive programs to its members for referring to BuyersOnline new prospective members. BuyersOnline's goal is to build a national consumer membership organization. Its strategy for achieving this goal is to focus on its member referral and rebate program, expand service and product offerings, and develop and promote a television advertising program to attract new members.

     BuyersOnline provides services and products that it believes are perceived by consumers and businesses as essential or are compatible with their normal annual expenditures. Since its inception in January 1996, BuyersOnline focused on selling long distance service. This focus has enabled BuyersOnline to build the size of its membership base. With the recent explosion in Internet commerce, especially among small businesses, BuyersOnline is now offering low cost Internet access to its members.

     We are now expanding our selection to include a broader range of consumer products and services., including clothing and accessories, books and music, health and beauty products, sports and recreation products, office supplies, toys and games, home and garden products, computer products, travel service, specialty food products, and specialty gift items. In the second half of 2000, BuyersOnline intends to launch its new web site that will enable members to purchase these products online and receive from BuyersOnline a rebate on each product and service purchase.

     By expanding its service and product offerings, BuyersOnline believes that membership will be attractive to a larger number of prospective members and existing members will have added incentive for staying with BuyersOnline.

     BuyersOnline has over 16,000 members located in 48 states. Its target market includes networking professionals, small businesses, and middle-class families with an annual household income between $36,000 and $80,000, as these are the most likely to respond actively to the savings opportunity offered by BuyersOnline. Members reside mostly in high population centers and they tend to spend more than the average on long distance services. Approximately one-third of the present membership consists of small businesses and entrepreneurs who operate home-based businesses.

     BuyersOnline has suffered recurring losses from operations. During the years ended December 31, 1999 and 1998, the Company's net loss applicable to common stockholders were $1,924,885 and $1,466,582, respectively. As of December 31, 1999, we had an accumulated deficit of $7,195,531. During the years ended December 31, 1999 and 1998, our operations used $1,910,397 and $1,275,988 of cash, respectively. BuyersOnline needs additional capital to finance future operations until its business objectives are implemented and generate sufficient revenue to sustain the business. Management is attempting to raise additional capital to fund operations and provide working capital; however, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts. If we do find financing, there is no assurance that BuyersOnline will succeed in achieving profitable operations.

Results of Operations - Year Ended December 31, 1999

     During 1999, BuyersOnline continued to experience a dramatic difference in the way it sold its long distance service. Before and during part of 1998, BuyersOnline acted as an agent to enroll customers to be serviced by the former long distance provider's organization. Accordingly, BuyersOnline under the former arrangement simply received and recorded a commission for their enrollment services. Beginning in 1998 and continuing on into 1999, BuyersOnline recorded the amount billed to their customers as revenue and reflected the wholesale costs to purchase the long distance as a cost of revenue. As a result, BuyersOnline in 1999 recorded an increase in telecommunications services billed directly to members, and did not receive any net commissions on telecommunications service. Membership at the end of 1999 had increased by 85% as compared to the previous year, however during 1999 BuyersOnline also decreased its long distance rates by approximately 20%. This rate decline more than offset the increase BuyersOnline experienced in new members, resulting in revenues of $4.76 million in 1999, as compared to $4.87 million in 1998, an overall decline of 2%. Costs of revenue rose 6% during 1999 to $3.1 million from $2.9 million during 1998, due to the increase in member usage. By the end of 1999 and into 2000 BuyersOnline began diversifying its vendor base. During the latter half of 1998 and through most of 1999, BuyersOnline relied on a single wholesaler to provide long distance service to members. BuyersOnline now uses three long distance providers and expects to continue aggressively negotiating with long distance wholesalers to bring wholesale costs down.

     Operating expenses, exclusive of costs of revenues, increased during 1999 to $3.35 million, a 11% increase over operating costs of $3.02 million during 1998. During 1999, BuyersOnline continued its pattern of operations begun in 1997 of supporting operating systems and facilities needed to maintain the significant new membership increases gained during 1998. Consequently, membership growth in 1999 was achieved without any dramatic increase in operating expenses during most of the year. Toward the end of 1999 however, BuyersOnline began to increase spending in strategic areas to prepare for significant revenue growth during the year 2000, which resulted in the overall 11% operating cost increase. During 2000, BuyersOnline plans to expand existing sales channels, and develop new ones in addition to continuing development efforts on the infomercial marketing tool. In addition, BuyersOnline is planning capacity increases in both internally and externally developed information technology. This will allow BuyersOnline to leverage its membership base as it pursues its "BuyersOnline.com" marketing strategy.

     Interest income during 1999 was $49,454 as compared to $274 earned in 1998 due to the funds on hand from the preferred stock offering. Interest expense for 1999 was $123,628, a decrease of 68% over interest expense of $388,973 for 1998.

     As a result of the above factors, overall net loss before the Series A Preferred Stock dividend increased 20% to $1.76 million for the year ended December 31, 1999 as compared to $1.47 million for the year ended December 31, 1998.

Results of Operations - Year Ended December 31, 1998

     Revenue for 1998 was $4.87 million as compared to $867,752 for 1997, and costs of revenues for the same respective periods were $3.02 million as compared to $51,108. The significant increases in both revenues and costs of revenues were attributable to an overall increase in BuyersOnline's membership base, and the difference in the terms of the service contract utilized by BuyersOnline with its long distance service provider. Whereas during 1998 BuyersOnline sold and serviced long distance that it purchased wholesale, under the former arrangement through 1997 BuyersOnline acted as an agent to enroll customers to be serviced by the former long distance provider's organization.

     Operating expenses, exclusive of cost of revenues, were $3.02 million in 1998 as compared to $2.98 million in 1997, an increase of only 1.3%. In 1997, BuyersOnline established the basic operating systems and facilities for its business, which needed to be in place to support future growth in membership. Consequently, membership growth in 1998 and the resulting increase in revenues were achieved without any meaningful increase in operating expenses.

     Loss from operations decreased $1.09 million to a loss from operations of $1.08 million for the year ended December 31, 1998, compared to a loss from operations of $2.17 million for the year ended December 31, 1997. This substantial improvement is a result of increased revenues in 1998 from BuyersOnline's growing membership base without an increase in its operating expenses before cost of revenues from 1997 to 1998.

     Total other expense, net decreased from $522,090 in 1997 to $388,699 for 1998. This reduction is a result of a decrease in interest expense on debt financing.

     As a result of the above factors, net loss decreased from $2.69 million for the year ended December 31, 1997, to $1.47 million for the year ended December 31, 1998.

     Operations were not significantly impacted by inflation during the years ended December 31, 1999 and 1998, and it is not anticipated that inflation will have any significant impact on results of operations for at least the next year.

Liquidity and Capital Resources

     BuyersOnline experienced an improvement in its liquidity position during 1999. The current ratio increased from 0.5:1 at the end of 1998, to 1.7:1 at December 31, 1999. The reason for the improvement was primarily the 1999 preferred stock offering successfully completed midway during the year. BuyersOnline's working capital improved from a deficit of $(811,850) at December 31, 1998, to $902,177 at December 31, 1999. While allowing BuyersOnline to retire debt and improve internal billing systems during the latter part of 1999, equity funding from the preferred stock offering will not be sufficient to allow BuyersOnline to fully implement its anticipated business plan going forward into the year 2000. During the first four months of 2000, management has been seeking additional financing. Although BuyersOnline feels confident in being able to secure the needed funding, there can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.

     In March 2000, BuyersOnline reached an agreement to extend repayment of an outstanding note payable in the amount of $1,050,000 to April 15, 2001. Under the terms of the extension, we agreed to increase the interest rate on the note to 18% per annum beginning April 15, 2000, grant the holder the right to convert the note to common stock at the rate of $3.00 of principal per share, or a total of 350,000 shares, and grant the holder the right to register the shares of common stock for resale under the Securities Act of 1933 under certain circumstances.

Year 2000 Compliance

     BuyersOnline did not experience any problems in its own critical business operations or in any of its significant third party relationships related to Year 2000 compliance.

Forward-Looking Statements

     The Private Securities Litigation Reform Act of 1985 provides a safe harbor for forward-looking statements made by BuyersOnline, except where such statements are made in connection with an initial public offering. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that BuyersOnline expects or anticipates will or may occur in the future, including such things as expansion and growth of its operations and other such matters are forward-looking statements. Any one or a combination of factors could materially affect BuyersOnline's operations and financial condition. These factors include competitive pressures, success or failure of marketing programs, changes in pricing and availability of services and products offered to members, legal and regulatory initiatives affecting member marketing and rebate programs or long distance service, and conditions in the capital markets. Forward-looking statements made by BuyersOnline are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

                    BUI, INC. AND SUBSIDIARY

                Consolidated Financial Statements

                   December 31, 1999 and 1998

                            CONTENTS


Report of Independent Public Accountants                      F-2

Consolidated Balance Sheet                                    F-3

Consolidated Statements of Operations                         F-4

Consolidated Statements of Stockholders' Equity (Deficit)     F-5

Consolidated Statements of Cash Flows                         F-6

Notes to Consolidated Financial Statements                    F-8

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To BUI, Inc.:


We have audited the accompanying consolidated balance sheet of BUI, Inc., a Delaware corporation (formerly Buyers United International, Inc.), and subsidiary as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BUI, Inc. and subsidiary as of December 31, 1999 and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations. During the years ended December 31, 1999 and 1998, the Company's net loss applicable to common stockholders was $1,924,885 and $1,466,582, respectively. As of December 31, 1999, the Company had an accumulated deficit of $7,195,531. During the years ended December 31, 1999 and 1998, the Company's operations used $1,910,397 and $1,275,988 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


ARTHUR ANDERSEN LLP


Salt Lake City, Utah
 March 28, 2000

                    BUI, INC. AND SUBSIDIARY

                   CONSOLIDATED BALANCE SHEET

                     As of December 31, 1999

ASSETS
Current assets:
    Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,088,707
    Restricted cash . . . . . . . . . . . . .   . .. . . . . . .     170,687
    Accounts receivable, net of allowance for doubtful accounts of
     $152,000. . . . . . . . . . . . . . . . . . . . . . . . . .     889,897
    Other current assets . . . . . . . . . . . . . . . . . . . .      47,443
        Total current assets . . . . . . . . . . . . . . . . . .   2,196,734

Furniture, fixtures and equipment, net of accuumulated depreciation
 of $262,750 . . . . . . . . . . . . . . . . . . . . . . . . . .     352,581

         Total assets. . . . . . . . . . . . . . . . . . . . . .  $2,549,315


LIABILITIES AND  STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of capital lease obligation . . . . . . . . . .  $   81,133
 Accounts payable. . . . . . . . . . . . . . . . . . . . . . . .     721,828
 Accrued liabilities . . . . . . . . . . . . . . . . . . . . . .     226,059
 Accrued dividends payable on preferred stock. . . . . . . . . .     160,127
 Accrued rebates . . . . . . . . . . . . . . . . . . . . . . . .     105,410
   Total current liabilities . . . . . . . . . . . . . . . . . .   1,294,557

Note payable . . . . . . . . . . . . . . . . . . . . . . . . . .   1,050,000
Capital lease obligation, net of current portion . . . . . . . .      74,063
  Total liabilities. . . . . . . . . . . . . . . . . . . . . . .   2,418,620

Commitments and contingencies (Notes 1, 4 and 6)

Stockholders' equity:
 Preferred stock, $0.0001 par value; 5,000,000 shares authorized;
  Series A 8% cumulative convertible preferred stock; 2,000,000
  shares issued and outanding. . . . . . . . . . . . . . . . . .        200
 Common stock, $0.0001 par value; 20,000,000 shares authorized;
  3,508,835 shares issued and outstanding. . . . . . . . . . . .        351
 Additional paid-in capital . . . . . . . .. . . . . . . . . . .  7,146,175
 Warrants outstanding. . . . . . . . . . . . . . . . . . . . . .    179,500
 Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . (7,195,531)
   Total stockholders' equity . . . . .  . . . . . . . . . . . .    130,695

   Total liabilities and stockholders' equity. . . . . . . . . . $2,549,315

See Accompanying Notes.

                    BUI, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     Year Ended December 31,
                                                       1999           1998
Revenues:
 Telecommunications services . . . . . . . . . . .  $ 4,728,343   $ 4,358,990
 Net commissions on telecommunications service . . .         -        428,382
 Other . . . . . . . . . . . . . . . . . .  . . . . . .  27,344        78,404
  Total revenues . . . . . . . . . . . . . . . . . .  4,755,687     4,865,776

Operating expenses:
 Costs of revenues . . . . . . . . . . . . . . .      3,096,490     2,919,365
 General and administrative . . . . . .  . . . . . .  2,217,165     1,950,854
 Selling and promotion. . .  . . . . . . . .. . . .   1,132,616     1,073,440
  Total operating expenses. .  . . . . . . . . . . .  6,446,271     5,943,659

  Loss from operations. . . . .  . . . .. . . . . .  (1,690,584)   (1,077,883)

Other income (expense):
 Interest income . . . . . . . . . . . . . . . . .. . .  49,454           274
 Interest expense. . . . . . . . . . . . . . . . . .   (123,628)     (388,973)
   Total other income (expense) . . . . . . . . . .  .  (74,174)     (388,699)

   Net Loss                                         $(1,764,758)  $(1,466,582)


Series A preferred stock dividends . . . .  . . . . . . 160,127             -

Net loss applicable to common stockholders . . .   $ (1,924,885)  $(1,466,582)

Net loss per common share:
    Basic and diluted  . . . . . . . . . . . . .   $      (0.60)     $  (0.66)

Weighted average common shares outstanding:
    Basic and diluted. .  . . . . . . . . . . . . . . 3,223,090    2,228,702



                     See accompanying notes

                            BUI, INC. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                           Additional                          Options/
              Preferred Stock         Common Stock         Paid-in        Treasury Stock      Warrants    Accumulated
             Shares      Amount    Shares       Amount     Capital     Shares       Amount   Outstanding    Deficit        Total
Balance at
 December
 31,
 1997              -     $      -  1,944,410    $    194   $ 1,570,904  (74,162)  $(141,800) $       -    $(3,804,064)  $(2,374,766)

 Sale of common
  shares for
  cash             -            -    332,808          33     1,976,708        -           -          -              -     1,196,741
 Issuance of
  common
  shares
  for services     -            -     46,975           5        93,945        -           -          -              -        93,950
 Issuance of
  common
  shares in
  connection
  with conversion
  of debt          -            -    509,747          51       482,783        -           -          -              -       482,834
 Issuance of
  common
  shares in
  connection
  with loan
  guarantee
  and loan
  extension        -            -    105,412          11       210,813        -           -          -              -       210,824
 Issuance of
  common
  shares in
  settlement
  of Founders
  agreements       -            -     10,197           1        54,999        -           -          -              -        55,000
 Issuance of
  options
  to purchase
  common
  shares           -            -          -           -             -        -           -     52,411              -        52,411
Net loss           -            -          -           -             -        -           -          -     (1,466,582)   (1,466,582)

Balance at
 December
 31, 1998          -            -  2,949,410         295     3,610,152  (74,162)   (141,800)    52,411     (5,270,646)   (1,749,588)

 Retirement
  of treasury
  shares           -            -    (74,162)         (7)     (141,793) (74,162)    141,800          -              -             -
 Issuance of
  common
  shares
  for cash         -            -     47,000           5       150,653        -           -          -              -       150,658
 Issuance of
  common
  shares upon
  exercise of
  options          -            -     19,468           2        52,409        -           -    (52,411)             -             -
 Issuance of
  common
  shares for
  services         -            -      4,480           -         8,951        -           -          -              -         8,951
 Issuance of
  Series A
  8% cumulative
  convertible
  preferred
  stock, net of
  offering costs
  including
  warrants
  and common
  shares      2,000,000      200    500,000          50     3,213,838        -           -    179,500              -     3,393,588
 Issuance of
  common
  shares upon
  conversion
  of note
  payable         -            -     62,500           6       124,994        -           -          -              -       125,000
 Issuance of
  options to
  purchase common
  stock in
  connection
  with consulting
  services        -            -          -           -       126,971         -          -          -              -       126,971
 Preferred stock
  dividend        -            -          -           -             -         -          -          -       (160,127)     (160,127)
 Net loss         -            -          -           -             -         -          -          -     (1,764,758)   (1,764,758)
Balance at
 December
 31, 1999   2,000,000    $   200  3,508,835      $  351    $7,146,175         -    $     -  $ 179,500    $(7,195,531)  $  (130,695)

                             See accompanying notes

                    BUI, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                                       1999           1998
Cash flows from operating activities:
 Net loss                                           $(1,764,758)   $(1,466,582)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
   Depreciation and amortization                        103,024         62,174
   Issuance of common shares for services                 8,951         93,950
   Issuance of common shares in connection
    with debt agreements                                      -        210,824
   Issuance of common shares as payment
    of interest                                               -         12,834
   Expense related to the grant of options to
    purchase common shares                              126,971         52,411
   Changes in operating assets and liabilities:
     Restricted cash                                   (128,424)       (42,263)
     Accounts receivable                               (258,573)      (617,421)
     Other current assets                               (11,919)        (2,559)
     Checks written in excess of
       available cash balances                                -       (10,721)
     Accounts payable                                    41,221       350,266
     Accrued liabilities                                (49,402)      275,461
     Accrued rebates                                     31,512      (106,574)
     Unearned revenue                                         -       (81,788)
     Accrued founders' settlement                        (9,000)       (6,000)

      Net cash used in operating activities          (1,910,397)   (1,275,988)

Cash flows from investing activities:
 Purchases of furniture, fixtures and equipment . . .  (178,093)      (28,535)

Cash flows from financing activities:
 Proceeds from borrowings under notes payable            49,000       238,000
 Principal payments on notes payable                   (396,285)     (107,528)
 Principal payments on capital lease obligation         (42,454)            -
 Issuance of common shares for cash                     165,000     1,196,741
 Issuance of preferred shares for cash                4,000,000             -
 Payment of offering costs related to stock
  issuances                                            (620,754)            -

    Net cash provided by financing activities         3,154,507     1,327,213

Net increase in cash                                  1,066,017        22,690
Cash at the beginning of the year                        22,690             -

Cash at the end of the year                        $  1,088,707    $   22,690

                     See accompanying notes

                    BUI, INC. AND SUBSIDIARY

                                                     Year Ended December 31,
                                                   1999             1998
Supplemental cash flow information:
 Cash paid for interest                              $  163,336   $ 187,955




Supplemental schedule of noncash investing and
  financing activities:
   Conversion of notes payable to common             $ 125,000    $ 470.000
   Issuance of common shares in settlement
    of Founders agreements                                   -       55,000
   Exercise of stock options in connection
    with settlement of founders' agreements             52,411            -
  Issuance of warrants in connection with the
   issuance of preferred shares                        179,500            -
  Declaration of dividend payable on
   preferred stock                                     160,127            -
  Retirement of 74,162 shares of treasury
   stock                                               141,800            -
  Capital expenditures financed with
   capital lease obligation                            197,650            -


                     See accompanying notes

                    BUI, INC. AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and Nature of Operations

 The Company was originally incorporated in Utah on January 16, 1996 as WealthNet Incorporated ("WealthNet"). On November 13, 1997, WealthNet was merged into Linguistix Acquisition Inc. ("LAI"), a Utah corporation and wholly-owned subsidiary of Linguistix, Inc. ("Linguistix") (the "Linguistix Merger"). LAI was the surviving corporation and changed its name to Buyers United, Inc. ("Buyers United") in connection with the Linguistix Merger . The Linguistix Merger was approved, with the recommendation of the Board of Directors of WealthNet, to enhance the ability of WealthNet to raise debt and equity capital needed for operations. In connection with the Linguistix Merger, Linguistix changed its name to Buyers United International, Inc. ("BUII").

 BUI, Inc. was incorporated in the state of Delaware on March 15, 1999 for the purpose of reincorporating BUII as a Delaware corporation. Effective April 9, 1999, BUII was merged into BUI, Inc. (the "BUI Merger"). In the BUI Merger, every four shares of BUII common stock and every four options to purchase shares of BUII's common stock were converted into one share of common stock of BUI, Inc. or options to purchase one share of BUI Inc.'s common stock. The equity accounts and the common shares outstanding in the accompanying consolidated financial statements have been retroactively restated to reflect the effect of the BUI Merger.

 On February 17, 2000, the Company filed a preliminary information statement with the Securities and Exchange
 Commission indicating that it intends to change the name of the Company to BuyersOnline.com, Inc. in connection with the Company's plan to advertise and promote its products and services through the Internet. The Company anticipates that the name change will become effective during April 2000.

 BUI, Inc., BUII, Buyers United and WealthNet are collectively referred to herein as the "Company."

 The Company is a consumer buying organization with the objective of providing high quality consumer products and services at favorable prices to its consumer members. The Company formed strategic alliances with various consumer service providers in an effort to combine the purchasing power of its consumer members to negotiate favorable prices from these providers. The Company markets its products and services by offering incentives to its consumer members in order to attract additional consumers with whom they have ongoing relationships to the Company's products and services. During the years ended December 31, 1999 and 1998, the Company primarily provided discounted long distance telecommunication services to its consumer members.

 The Company has suffered recurring losses from operations. During the years ended December 31, 1999 and 1998, the Company's net loss applicable to common stockholders were $1,924,885 and $1,466,582, respectively. As of December 31, 1999, the Company had an accumulated deficit of $7,195,531. During the years ended December 31, 1999 and 1998, the Company's operations used $1,910,397 and $1,275,988 of cash, respectively. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management is attempting to raise additional equity capital to fund operations and provide working capital; however, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

 The Company is subject to certain risk factors frequently encountered by companies lacking adequate capital and which are in the early stages of developing a business line that may impact its ability to become a profitable enterprise. These risk factors include:

 a) The consumer buying organization industry is characterized by intense competition, and many of the Company's competitors are substantially larger than the Company with greater financial and other resources.

   In addition, the Company is currently marketing telecommunications services, including long distance services, to its consumer members. The U.S. long distance telecommunications industry is highly competitive and significantly influenced by the marketing and pricing strategies of the major industry participants, which are significantly larger than the Company and have substantially greater resources.

 b) The Company's relationship marketing system is or may be subject to or affected by extensive government regulation, including without limitations, state regulation of marketing practices and federal and state regulation of the offer and sale of business franchises, business opportunities, and securities. Long distance telecommunications carriers currently are subject to extensive federal and state government regulation.

 c) Additional funds will be required to finance the Company's operations until profitability can be achieved and to fund the repayment of debt obligations and other liabilities. There can be no assurance that the additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts.


2. Summary of Significant Accounting Policies

 Principles of consolidation

 The accompanying consolidated financial statements include the accounts of BUI, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated upon consolidation.

 Revenue recognition and related arrangements

 Beginning in January 1997, the Company's long distance service was provided under a Strategic Member Reseller Agreement (the "Reseller Agreement") with I-Link WorldWide, Inc. ("I-Link"). Under the Reseller Agreement, the Company functioned as a commissioned agent for selling I-Link's long distance service. The commissions received by the Company were based on revenues collected by I-Link from the Company's members. Under the Reseller Agreement, I-Link provided all provisioning, tariffing, negotiating and securing local exchange carrier agreements, billing and collection services, status tracking, accounting and reporting. Accordingly, the Company recognized commission revenue monthly as received from I-Link.

 Due to difficulties encountered under the arrangement with I-Link, in May 1998, the Company and I-Link entered into a business separation agreement to provide for the separation of their business relationship and a mutual release of all claims which may have arisen between them prior to the date of the Reseller Agreement. Under the separation agreement, the Company agreed to undertake at its own expense on a "best efforts" basis to collect all current and past due accounts receivable relating to I-Link services utilized by the Company's members after January 1, 1997. All collected funds were to be distributed fifty percent to the Company and fifty percent to I-Link; provided, however, that the first $200,000 collected was to be allocated to the Company and the second $200,000 collected was to be allocated to I-Link. Thereafter, any collected funds would be distributed on a 50/50 basis to the Company and I-Link. As of December 31, 1999, the Company had received the initial $200,000 and does not expect to receive any additional amounts under the separation agreement.

 In December 1997, the Company entered into a three year Service Agreement with Broadwing Communication Services, Inc. (fka IXC Communications, Inc.) ("Broadwing") (the "Broadwing Service Agreement"). Under the Broadwing Service Agreement, Broadwing agreed to sell to the Company telecommunications services at certain rates and the Company has the rights to resell the services to its members. Pursuant to the Broadwing Service Agreement, the Company is billed monthly for the long distance line costs incurred by the Company's members and the Company has the obligations to perform all tariffing, billing and collections. Accordingly, revenues from telecommunications services under the Broadwing Service Agreement are recognized as the services are provided and billed to the customers with a provision for uncollectable accounts and cost of revenues are recognized as the services are provided by Broadwing.


 Initially the Company contracted to have Broadwing provide certain billing, status tracking, accounting and reporting services. Pursuant to the Broadwing Service Agreement, the Company has granted to Broadwing a first priority security interest in the Company's receivables from its customers and has directed its customers to make all payments directly to a lockbox account for the benefit of Broadwing. As of December 31, 1999, the lockbox account had a balance of $120,147, which is reflected in the accompanying consolidated balance sheet as restricted cash. In addition, the Company had a payable to Broadwing of $103,672, secured by the Company's accounts receivable.

 The Company's revenue recognition policy with respect to reseller agreements is to record gross revenues and receivables from customers when title to the products transfers to, or services are provided on behalf of the Company and then from the Company to the end customer. This is evidenced by the Company's obligation to pay the supplier for the products and services regardless of collection by the Company of amounts billed to its end customer. With respect to commission or other arrangements in which title to the credit risk related to nonpayment by the Company's customers for products or services does not transfer, the Company recognizes net commission revenues. Revenues from sales of products are recognized upon shipment of the products to the customers and revenues from commissioned services are recognized as the services are provided.

 Use of estimates in the preparation of financial statements

 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Furniture, fixtures and equipment

 Furniture, fixtures and equipment are stated at cost. Major additions and improvements are capitalized, while minor repairs and maintenance costs are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets as follows:

   Computer and office equipment . . . .   2 to 3 years

   Furniture and fixtures . . . . . . . .  3 to 7 years


 Upon retirement or other disposition of furniture, fixtures and equipment, the book value is removed from the asset and related accumulated depreciation accounts, and the net gain or loss is included in the determination of net income (loss).

 Fair value of financial instruments

 The carrying amounts reported in the accompanying consolidated balance sheet for cash, receivables, and accounts payable approximate fair values because of the immediate or short-term maturities of these financial instruments. The fair value of the Company's notes payable and preferred stock also approximate fair value based on current rates for similar debt and fixed-rate instruments.

 Member incentive payments

 Each month the Company rebates ten percent of collected usage revenue to its members under an incentive program referred to as "Piece of the Pie." Collected usage revenue is defined as the usage portion of a bill that is paid in full within 45 days of the statement date. This rebate pool is referred to as the "Pie." The Pie is disbursed proportionally every month to qualifying members according to the amount of usage generated by their referrals. Qualifying members are only billed for the difference between their monthly statement and the amount of the rebate earned. In situations where the amount of the rebate exceeds the amount on the member's statement, the excess amount is paid to the member in the form of a check. The Company does not guarantee rebates. Members do not have the option to exchange excess rebates for services in future periods.

 The Company accounts for the piece of the pie rebates by recording an accrual for the estimated rebates to be paid applicable to each month's revenues. The rebates are included in selling and promotion expense in the accompanying statements of operations. The rebates amounted to $380,375 and $310,780 during the years ended December 31, 1999 and 1998, respectively, and as of December 31, 1999 accrued rebates amounted to $105,410.

 Income taxes

 The Company recognizes a liability or asset for the deferred income tax consequences of all temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets and liabilities are recovered or settled. These deferred income tax assets or liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

 Net loss per common share

 Basic net loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted net loss per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other contracts to issue common stock were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net loss per common share.

 Outstanding options to purchase 1,494,838 and 1,339,645 shares of common stock as of December 31, 1999 and 1998, respectively; 2,000,000 shares of common stock issuable upon the conversion of Series A cumulative convertible preferred stock as of December 31, 1999; and 125,000 warrants to purchase common stock as of December 31, 1999 were not included in the computation of diluted EPS because they would be antidilutive.

 Reclassifications

 Certain reclassifications have been made to the prior year's financial statements to conform to the current year presentation.


3. Note Payable

 As of December 31, 1999, the Company had a note payable to an individual bearing interest at 10%, payable monthly and was due April 15, 2000. The note is secured by certain assets of, and guaranteed by a director of the Company. In March 2000, the note's maturity date was extended to April 15, 2001, and the interest rate was increased to 18 percent. The extension also included a provision that allows the noteholder to convert all outstanding principal into 350,000 shares of common stock at any time during the term of the note, or within 30 days of receiving notice that the Company intends to pay the note, whichever comes first. Due to the extended maturity date of the note, the note has been classified as noncurrent in the accompanying balance sheet.

 As of December 31, 1998, in addition to the note described above, the Company had $472,285 in notes payable to various noteholders, including related parties (see Note 8). During 1999, $347,285 of the borrowings were paid. The remaining $125,000 was converted into 62,500 shares of common stock (see
 Note 7).


4. Leases

 The Company has entered into two noncancelable operating lease agreements for office space. The Company also subleases other office space under a month-to-month arrangement.

 The Company has also entered into a software license agreement accounted for as a capital lease. The following is a schedule of future minimum payments under the license agreement and operating leases as of December 31, 1999:

                                          Capital     Operating
  Year ending                             lease         leases

   2000 . . . . . . . . . . . . . . . .   $93,000     $49,762
   2001 . . . . . . . . . . . . . . . .    77,500      39,543
   2002 . . . . . . . . . . . . . . . .         -      36,926
   2003 . . . . . . . . . . . . . . . .         -      37,432
   2004 . . . . . . . . . . . . . . . .         -      19,315
    Thereafter . . . . . . . . . . . .          -           -
  Total future minimum lease payments .  $170,500      182,978
  Less amount representing interest . . . (15,304)
  Total obligations under capital lease   155,196
  Less current portion . . . . . . . . .  (81,133)

                                          $74,063


5. Income Taxes

 The components of the Company's net deferred income tax assets and liabilities as of December 31, 1999 are as follows:

Net operating loss carryforwards . . . . . .   $  2,018,000
Writeoff of WealthNet system for financial
reporting purposes . . . . . . . . . . . . .        139,000
Reserves and accrued liabilities . . . . . .        109,000
Other . . . . . . . . . . . . . . . . . . . .        49,000
    Total deferred income tax assets . . . .      2,315,000
Valuation allowance . . . . . . . . . . . . .    (2,303,000)

    Net deferred income tax asset . . . . . .        12,000

Deferred income tax liabilities - tax
depreciation in excess of book depreciation          12,000


     Net deferred income taxes  . . . . . . . . $         -

 As of December 31, 1999, the Company had net operating loss carryforwards for federal income tax reporting purposes of approximately $5,382,000. For federal income tax purposes, utilization of these carryforwards is limited if the Company has had more than a 50 percent change in ownership (as defined by the Internal Revenue Code) or, under certain conditions, if such a change occurs in the future. The tax net operating loss carryforwards will expire beginning in 2011.

 No benefit for income taxes has been recorded during the year ended December 31, 1999. As discussed in
 Note 1, certain risks exist with respect to the Company's future profitability and due to these uncertainties, the related deferred income tax assets may not be realized. Accordingly, a valuation allowance has been recorded to offset the deferred income tax assets.


6. Commitments and contingencies

 Legal matters

 The Company is the subject of certain legal matters, which it considers incidental to its business activities. It is the opinion of management, after discussion with legal counsel, that the ultimate disposition of these legal matters will not have a material impact on the financial position, liquidity or results of operations of the Company.

7. Capital Transactions

 Preferred stock

 The Board of Directors is authorized to classify any shares of the Company's authorized but unissued preferred stock in one or more series. With respect to each series, the Board of Directors is authorized to determine the number of shares which constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Company of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of the Company of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or termination of the affairs of the Company, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms.

 Series A Cumulative Convertible Preferred Stock

 During 1999, the Board of Directors authorized the issuance of 2,000,000 shares of Series A Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") at an offering price of $2.00 per share. Gross proceeds of $4,000,000 was raised upon sale of the shares.

 In connection with the offering, the Company agreed to pay First Level Capital, Inc. (the "Placement Agent") a sales commission and expense allowance aggregating 13 percent of the gross proceeds from the sale of the Series A Preferred Stock. The Company also incurred approximately $91,000 of additional expenses in connection with the offering. As additional consideration for the sale of the preferred stock, the Company agreed to sell to the Placement Agent 500,000 shares of the Company's common stock at a price of $0.01 per share. The Company also agreed to enter into a two-year consulting agreement with the Placement Agent through which the Placement Agent will receive $3,000 per month for investment banking and advisory services provided to the Company. Pursuant to the terms of the offering, the Placement Agent designated two members of the Company's Board of Directors for two-year terms.

 As part of the preferred stock offering, the Company issued 125,000 warrants to purchase common stock to six individuals who participated in the offering. The warrants expire after five years and are exercisable at $1.25 per share. The Company recorded the warrants in the amount of $179,500, based upon values determined by the Black-Scholes pricing model. All costs incurred and equity instruments issued in connection with the offering have been netted against the gross proceeds of the offering in additional paid-in capital.

 Cumulative dividends accrue on the Series A Preferred Stock at the rate of 8 percent per annum from the date of original issue and are payable semi-annually on June 30 and December 31 of each year out of funds legally available for the payment of dividends. Dividends are payable in cash or common stock at the election of the Company. If paid in common stock, the number of shares issued will be based on the average of the closing bid prices for the common stock over the five trading days immediately prior to the dividend payment date. If the Company fails to pay any dividend within 60 days of its due date, the conversion price (see below) is adjusted downward by $0.25 per share for each occurrence. As of December 31, 1999, the Company had accrued dividends payable in the amount of $160,127. In February 2000, the Company settled the dividend payable by issuing 98,573 shares of common stock.

 The Series A Preferred Stock is convertible to common stock at any time at the election of the holder and - under limited circumstances - at the election of the Company. The conversion rate is one for one, subject to adjustment in the event of a recapitalization, reorganization, or other corporate restructuring or in the event that the Company shall sell or otherwise issue securities at a price below $2.00 per share or the then adjusted conversion price. The Series A Preferred Stock can be redeemed at the Company's election at any time commencing January 1, 2005, at a redemption price of $2.00 per share plus all accrued dividends as of the redemption date.

 The Series A Preferred Stock has no voting rights, except as required by the General Corporation Laws of Delaware that require class votes on certain corporate matters and matters affecting the rights of the holders of the Series A Preferred Stock. The Series A Preferred Stock is senior in right of payment in the event of liquidation and with respect to dividends to the common stock and all other subsequent preferred stock issuances that may be authorized.

 Stock issued for services

 During the years ended December 31, 1999 and 1998, the Company issued shares of common stock to certain officers, key employees and others for services provided to the Company. In January 1998, the Company applied for and received approval to have certain of its outstanding common shares listed on the OTC Bulletin Board. Very limited trading in the Company's common stock ensued with the bid prices ranging from $7 per share during the first quarter of 1998 to $2 per share during the last quarter of 1998. Management and the Board of Directors of the Company determined that the limited transactions on the OTC Bulletin Board did not represent an established market and therefore the bid prices were not conclusive evidence of the fair value of the Company's common shares. Management and the Company's Board of Directors concluded that the fair value of the shares issued for services should be based upon cash purchases of the Company's common shares during each respective year and the related terms of the cash transactions. The Company issued 4,480 and 46,975 shares of common stock to key employees, directors, and promoters for services rendered during the years ended December 31, 1999 and 1998, respectively. These shares were valued at $2.00 per share.

 Private offerings of common stock

 In February 1998, the Board of Directors authorized a best efforts private offering of 500,000 shares of common stock at a price of $4.00 per share. The shares were offered directly by the Company. During 1998, the Company sold 286,288 shares of common stock at a price of $4.00 per share. With respect to the investors that acquired 260,038 of the 286,288 shares of common stock, as additional incentive to invest in the Company, Rod Smith, who is one of the Company's major stockholders and is also the Company's CEO and Chairman of the Board, agreed to transfer to the investors one share of common stock from his personal shares for each share acquired. The net result was the investors effectively paid $2.00 per share. Additionally, the Company sold 41,020 shares of common stock to certain employees at a price of $2.00 per share, based on the effective price of $2.00 per share paid during 1998 by a majority of investors.

 During 1998, the Company also sold 5,500 shares of common stock to investors at a price of $4.00 per share in connection with an offering of shares in the State of New York. The New York offering was completed to satisfy a public offering requirement related to the Founders Agreements discussed below.

 During 1999, the Company sold an additional 47,000 shares of common stock in a private placement at prices ranging from $2.00 to $4.00 per share.

 Conversions of debt

 During 1998, the Company converted an 8 percent convertible debenture in the amount of $400,000 into 468,330 shares of common stock at $0.85 per share based on the contractual terms of the debenture. The Company also converted a $70,000 note payable and related accrued interest of $12,834 into 41,417 shares of common stock at a price of $2.00 per share. In connection with the conversion of the $70,000 note payable, the Company granted options to purchase 6,250 shares of common stock at $4.00 per share to the debt holder.

 Additionally, during 1998 the Company issued 74,162 shares of common stock to Gary Smith, the father of Rod Smith and a stockholder and director of the Company, valued at $148,324 or $2.00 per share as consideration for his guarantee of the Company's $1,000,000 note payable. The $2.00 per share value was based on the 1998 issuances of common stock for cash as described above. The Company also issued 31,250 shares of common stock valued at $62,500 or $2.00 per share in connection with restructuring the note, in which $50,000 in accrued interest was added to the principal due. In March 2000, the note was restructured again as described in Note 3.

 During 1999, the Company converted the remaining amount due
 Gary Smith, $125,000, into 62,500 shares of common stock or $2.00 per share.

 Founders agreements

 On January 16, 1996, the Company entered into agreements ("Founders Agreements") with 19 individuals and/or entities that had previously provided $105,000 of funding to Rod Smith for the purpose of acquiring certain telecommunications services. The funds paid to Rod Smith were used for the benefit of the Company. The Founders also provided services to the Company in promoting the original members for the consumer buying organization. Under the Founders Agreements, the Company agreed to pay each Founder one-twentieth of one percent of the gross receipts from certain telecommunications services for a term of 60 years, or until such time that the Company sells its assets to a third party or makes a public offering of its common stock. At the time of a public offering, the Founders in aggregate were to receive options to purchase 19,468 shares of common stock at a price of $0.06 per share in exchange for the royalty interests. As discussed above, the Company sold certain shares of common stock during 1998 in the State of New York, which was determined by the Company to satisfy the requirement of a public offering. Accordingly, the royalty interest was terminated and options to purchase 19,468 shares of common stock at $.06 per share were issued to the Founders. During 1999, these options were exercised as part of the settlement of the Founders Agreements.

 Long-term Stock Incentive Plan

 Effective March 11, 1999, the Company established the Buyers United International, Inc. Long-term Stock Incentive Plan (the "Stock Plan"). The Stock Plan provides for a maximum of 600,000 shares of common stock of the Company to be awarded to participants and their beneficiaries. The Committee, as determined by the Board of Directors, determines and designates the eligible participants and awards to be granted under the Stock Plan. The Committee may grant incentive stock options, non-qualified options, stock appreciation rights ("SAR") and, on a limited basis, grant stock awards. The terms and exercise prices of options and SARs will be established by the Committee; except that the exercise prices cannot be less than 100 percent of the fair market value of a share of common stock on the date of grant. As of December 31, 1999, 165,000 options have been granted under this particular plan.

Stock options

 The Company's Board of Directors has from time to time authorized the grant of stock options to directors, officers, key employees, and consultants as compensation and in connection with obtaining financing. The following tables summarize the option activity for 1999 and 1998:

                                                          Weighted
                               Options    Price Range     Average
                                                          Exercise
                                                           Price
Balance at December 31, 1997     622,930  $2.02- $5.40     $3.49
       Granted . . . . . .       969,840  $0.06- $9.00     $2.71
       Canceled or expired      (253,125) $4.00- $9.00     $4.00
Balance at December 31, 1998   1,339,645  $0.06- $9.00     $2.82
       Granted . . . . . .       772,927  $2.00- $5.39     $2.57
       Exercised . . . . .       (19,468)    $0.06         $0.06
       Canceled or expired      (598,266) $2.00- $5.39     $3.44
Balance at December 31, 1999   1,494,838  $2.00- $9.00     $2.40

 The weighted average fair value of options granted during the years ended December 31, 1999 and 1998 was $2.13 and $0.39, respectively. A summary of the options outstanding and options exercisable at December 31, 1999 is as follows:

             Options Outstanding                  Options Exercisable
                             Weighted                   Options
                             Average                  Exercisable
Range of                    Remaining     Weighted    at  December   Weighted
Exercise      Options    Contractual     Average         31,        Average
Prices      Outstanding      Life     Exercise Price    1999     Exercise Price

$2.00-$3.99     1,384,448    8.6 years      $2.20       1,154,588     $2.17
$4.00-$5.99       104,140    5.9 years      $4.62          91,641     $4.70
$6.00-$9.00         6,250    2.0 years      $9.00           6,250     $9.00

                1,494,838    8.4 years      $2.40       1,252,749     $2.39

Stock-based compensation

 The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its grants of options to purchase common shares to employees. SFAS No. 123, "Accounting for Stock-Based Compensation," requires pro forma information regarding net income (loss) as if the Company had accounted for its stock options granted under the fair value method of the statement. The fair value of the stock options was estimated at the grant date by the Company based on the Black-Scholes option pricing model. The following assumptions were used in the Black-Scholes model: a weighted-average risk-free interest rate of 5.5 and 6.0 percent, a dividend yield of 0 and 0 percent, and weighted-average expected lives of 8.1 and
 7.5 years for the years ended December 31, 1999 and 1998, respectively. The net losses applicable to common shareholders under SFAS No. 123 for the years ended December 31, 1999 and 1998 would have been increased to the pro forma amounts indicated below:


                                                1999             1998
Net loss applicable to  common stockholders:
     As reported                              $ 1,924,885     $ 1,466,582
     Pro forma                                  2,203,921       1,948,191

 Basic and diluted net loss per common share:
     As reported                                  $ 0.60         $ 0.66
     Pro forma                                      0.68           0.75

 Due to the nature and timing of option grants, the resulting pro forma compensation cost may not be indicative of future years.


8. Related party transactions

 In January 1998, the Company entered into a one year consulting agreement with Gary Smith pursuant to which the Company agreed to pay $5,000 per month to Gary Smith for marketing and other related consulting services. The agreement was subsequently modified to cancel the consulting payments during 1998 and to continue the consulting agreement for an additional one-year term beginning January 1, 1999.

 At December 31, 1998, the Company owed a total of $353,810 to Board members Gary Smith, Dal Bagley, and Rod Smith either in the form of notes or accrued interest. During 1999, Rod Smith loaned the Company an additional $49,000. Interest expense during 1999 on the entire amount owing by the Company to all three individuals aggregated $12,422. All such amounts were paid in 1999 except for $125,000 owed to Gary Smith. This remaining amount was converted into 62,500 shares of common stock at $2.00 per share during 1999.

Directors and Officers

Theodore Stern        Chairman of the Board and Director
                      Consultant to manufacturing companies

Rod Smith             President, Chief Executive Officer and Director

Gary Smith            Director
                      Business consultant and advisor

Edward Dallin Bagley  Director
                      Investment and financial consultant

Steve Barnett         Director
                      Consultant to manufacturing and distribution companies

Harold C. McCray      Director
                      President of McCray, Shriver, Eckdahl & Associates, Inc.
                      an executive search firm

Steven Scott          Director
                      Partner in American Telecast Corp.,
                      a television marketing firm

G. Douglas Smith      Vice President of Marketing

Paul Jarman           Treasurer, Secretary and Vice President of Business
                      Development

Corporate Counsel                       Stock Listing

Lehman Walstrand & Associates, LLC      OTC Bulletin Board
Salt Lake City, Utah                    Trading Symbol: BUYO

Independent Auditors                    Investor Relations

Arthur Andersen LLP                     For information on us, please go to
Salt Lake City, Utah                    our website at www.buyersonline.com,
                                        or call us at (801) 494-0909

Transfer Agent                          Company Offices

Atlas Stock Transfer Company            BuyersOnline.com, Inc.
5899 South State Street                 66 E. Wadsworth Park Drive
Salt Lake City, UT  84107               Draper, Utah 84020